UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 25, 2004

Sharon L. Burr
Senior Counsel
Dominion Resources Services, Inc.
120 Tredegar St.
Richmond, VA 23219

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1-25-2004

Re: Dominion Resources
Incoming letter dated December 11, 2003

Dear Ms. Burr:

This is in response to your letters dated December 11, 2003, January 2, 2004 and January 20, 2004 concerning the shareholder proposal submitted to Dominion Resources by the Utility Workers Union of America General Fund. We also have received letters from the proponent dated December 16, 2003 and January 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Utility Workers Union of America
General Fund
815 16th St., NW
Washington, DC 20006-4101

Sharon L. Burr
Senior Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon_L._Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Dominion

December 11, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Dominion Resources, Inc. - Omission of Shareholder Proposal
Under SEC Rule 14a-8(i)(1) - Improper Under State Law,
SEC Rule 14a-8(i)(6) - Dominion Lacks Authority to Implement and
SEC Rule 14a-8(i)(3) - Misleading in Violation of Proxy Rules

Ladies and Gentlemen:

Dominion Resources, Inc. ("Dominion") respectfully requests that the Staff of the Division of Corporation Finance concur with our view that we may omit the shareholder proposal and supporting statement referred to below and attached as Exhibit A (the "Proposal") from our proxy statement for our 2004 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(6)and Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Dominion also requests that the Staff indicate that it will not recommend any enforcement action by the Securities and Exchange Commission (the "Commission") if Dominion omits such Proposal from its proxy statement.

The Proposal

The Proposal is from the Utility Workers Union of America General Fund, a shareholder of Dominion (the "Proponent"). The Proposal includes a resolution requiring the amendment of Dominion's bylaws to prohibit officers from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without prior approval by a vote of a majority of Dominion's shareholders.

Dominion believes that it may omit the Proposal pursuant to Rule 14a-8(i)(1) because it is improper under Virginia law, pursuant to Rule 14a-8(i)(6) because Dominion lacks the power or authority to implement it and pursuant to Rule 14a-8(i)(3) because it is misleading in violation of the Commission's proxy rules.

Discussion

Rule 14a-8(i)(1) - Proposal is Improper Under State Law

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is improper under state law. The note to this section of the rule states that "some proposals are not considered proper under state law if they would be binding on the company if approved by the shareholders."

Dominion is incorporated under the laws of the Commonwealth of Virginia. Under Virginia law, the Board generally has the exclusive authority to manage the business and affairs of the company. Section 13.1-673 of the Virginia Stock Corporation Act provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitations set forth in the articles of incorporation or in a [voting] agreement." The determination of compensation levels for executives is a critical part of the management of the business and affairs of Dominion. Neither Dominion's Articles of Incorporation nor bylaws grant to its shareholders the authority to set limits on executive compensation, nor do they limit the Board's role in this matter. As a result, Dominion's Board has the exclusive authority to determine the amount of compensation to be paid to its executives. Moreover, Section 13.1-690 provides that a "director shall discharge his duties as a director . . . in accordance with his good faith business judgment of the best interests of the corporation." The Proposal, if adopted, would deny the Board the opportunity to meet its obligation to exercise its good faith business judgment. Instead, it would limit the Board's authority to act without permitting the Board to consider what action is in the best interests of Dominion.

The Staff has allowed the omission of shareholder proposals that mandate or require a company's board of directors to take a specified action if inconsistent with the power given to the board under state law. See, e.g., American Electric Power Company, Inc. (January 16, 2002). Because the Proposal is not precatory, it would deprive the Board of its exclusive authority over the matter of executive compensation and of the opportunity to exercise its business judgement, as required by Virginia law, to determine a methodology for setting executive compensation that will serve Dominion's best interests.

We are aware that the Staff generally responds to requests such as this one by requiring the proposal to be included if it is recast in precatory language and have tried to avoid taking the Staff's time with this matter. We have contacted the Proponent in an attempt to discuss their concerns and to request that the Proposal be recast as a recommendation. While the Company's Corporate Secretary spoke with the Proponent to request that the Proposal be recast as a recommendation, to date we have not received a revised Proposal. In addition, the Proponent declined the opportunity to discuss the Proposal, instead indicating that their intention was to simply speak at the Company's annual meeting.

For the reasons discussed above, we have concluded that the Proposal as submitted is improper under Virginia law and excludable under Rule 14a-8(i)(1). I have enclosed an opinion of McGuireWoods LLP supporting the statements concerning Virginia law set forth in this letter.

Rule 14a-8(i)(6) – Dominion lacks authority to implement

Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal from its proxy materials if the issuer would lack the power or authority to implement the proposal.

The Proposal would affect the responsibility of the Compensation Committee of Dominion's Board of Directors to establish compensation levels for the CEO of Dominion. However, Dominion is a New York Stock Exchange (the "Exchange") listed company and, as such, is subject, pursuant to the terms of its listing agreement with the Exchange, to honor the Exchange's corporate governance rules which are contained in Section 303A of the Exchange's Listed Company Manual. Those corporate governance rules require, among other things, that Dominion have a compensation committee composed entirely of independent directors, and that such committee (or such committee together with other independent members of the Board) have "direct responsibility" to "determine and approve the CEO's compensation level". Furthermore, under the corporate governance rules, the committee must be directly responsible for recommending the program of compensation for non-CEO level executives. To adopt the bylaw described in the Proposal would remove these responsibilities from the committee (and other independent Board members) and, consequently, would violate Dominion's agreement with the NYSE. Proposals that would require a company to breach its existing contractual obligations are excludable because a company would lack the power or authority to implement such a proposal. See, Sensar Corporation (May 14, 2001) and Safety 1st, Inc. (February 2, 1998).

Dominion notes that the bylaw described in the Proposal purports to contain a savings provision that would allow Dominion to comply with any contrary contractual obligations. However, where the contractual obligations completely eviscerate the substance of the bylaw, one must conclude that the Proposal is beyond the power and authority of Dominion to effectuate.

For this reason, we have concluded that the Proposal as submitted is excludable under Rule 14a-8(i)(6).

Rule 14a-8(i)(3) - Proposal is Misleading in Violation of Proxy Rules

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Rule 14a-9 prohibits solicitations which are false or misleading with respect to any material fact, or which omit to state material facts necessary in order to make the statement not false or misleading.

The Proposal provides in part that "[n]o officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the Shareholders within one year preceding the payment of such compensation." What the Proposal omits to state, is that the implementation of the Proposal in accordance with its terms would be extremely difficult if not impossible to administer and would effectively result in a cap on executive salary rather than merely creating an opportunity for shareholder approval of executive compensation, as the Proposal implies.

Dominion customarily pays its officers on a month-to-month basis, not annually in a lump sum. If the Proposal was implemented as proposed, shareholders could not approve 2004 compensation at the April 2004 annual meeting because such approval would not constitute a vote within one year "preceding" the payment of compensation for January through April of 2004. Similarly, shareholders could not vote to approve 2005 executive compensation at the April 2004 annual meeting because payments received by officers after April 2005 also would not have been approved within one year of the shareholders' vote as required by the Proposal.

The only alternative, as the Proposal is currently written, would be for Dominion to hold a special shareholder meeting from time to time for the sole purpose of seeking to increase executive compensation. In addition, newly hired or promoted executives with salaries requiring a shareholder vote under the Proposal could not be remunerated until such time as a special shareholders meeting was noticed and held, a period which could extend several months, putting the Company at a competitive disadvantage. This practice would be administratively burdensome and costly and we believe renders the Proposal inviable. The Proposal omits these material facts and is therefore misleading. For this reason, we have concluded that the Proposal as submitted is excludable under Rule 14a-8(i)(3).

Conclusion

We hereby request that the Division of Corporation Finance concur with our view that the Proposal may be omitted from our proxy materials and advise us that it will not recommend any enforcement action be taken against us for omitting the Proposal.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Proposal, including the supporting statement, are enclosed as well as six copies of our opinion of counsel with respect to state law matters discussed herein. I have mailed a copy of the letter to Proponent, and hereby request that I be copied on any response the Proponent may make to the Staff related to the Proposal. In compliance with Rule 14a-8(j), this letter is submitted at least eighty (80) calendar days prior to Dominion's anticipated filing of our definitive proxy statement in connection with the 2004 Annual Meeting of Shareholders.

If you have any questions or need additional information, please call me at (804) 819-2171 or our Vice President & Corporate Secretary, Patty Wilkerson, at (804) 819-2120.

Sincerely,

Sharon L. Burr
Senior Counsel

Enclosures
cc: Mr. Donald E. Wightman
Shareholder Proponent
Ms. Patricia A. Wilkerson
Vice President and Corporate Secretary

UTILITY WORKERS UNION OF AMERICA

DONALD E. WIGHTMAN
PRESIDENT

GARY M. RUFFNER
SECRETARY-TREASURER

D. MICHAEL LANGFORD
EXECUTIVE VICE PRESIDENT

GERALD C. WATERS
VICE PRESIDENT

Affiliated with A.F.L.-C.I.O.

220 FORBES ROAD, #210
BRAINTREE, MA 02184
(781) 848-1106
(781) 848-0774 FAX

815 SIXTEENTH STREET, N.W
WASHINGTON, D.C. 20006
(202) 974-8200
(202) 974-8201
www.uwua.org

RECEIVED 2003 DEC 12 PM 5:51

November 25, 2003

Patricia A. Wilkerson
Vice President & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Via fax no. 804/819-2233

Re: Shareholder proposal

Dear Ms. Wilkerson:

On behalf of the Utility Workers Union of America General Fund, I hereby submit the enclosed shareholder proposal for inclusion in the Dominion Resources, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the 2004 annual meeting.

Our organization is a beneficial owner of 100 shares of Company common stock, and has held these shares continuously for more than one year prior to this date of submission. We intend to hold these shares at least through the date of the Company's next annual meeting. I am enclosing a written statement from Merrill Lynch verifying that that we have continuously held these shares since on or before January 1, 1980.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of shareholders. Please let me know if you require additional information.

Sincerely,

Donald E. Wightman
National President

Shareholder Proposal

RESOLVED, that the Corporation's by-laws be amended by adding the following Article XXXII:

"Article XXXII. Executive Compensation. No officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the Shareholders within one year preceding the payment of such compensation.

For purposes of this Article, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code, but only if:

(a) the Corporation shall first have disclosed to Shareholders the specific performance goals and standards adopted for any performance-based compensation plan; and

(b) in the case of incentive stock options, the Corporation shall have recorded as an expense in its financial statements the fair value of any stock options granted.

This Article may not be altered, amended, or repealed by the Directors."

This amendment shall be applied so as not to cause violation of any contract in effect on the date of adoption of this resolution.

Supporting Statement

This proposal would require that Dominion Resources may not pay executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

The Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation." Even so, the Compensation Committee of our Board of Directors says that it "reserves the right to approve, and in some cases has approved, non-deductible compensation" if the Committee believes it is in the Company's best interests.

We believe the best way to determine the "best interests" of the Company is to ask the shareholders. In our view, $1 million should be adequate compensation to attract qualified executives. Even if not, it is reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Under our proposal, moreover, the Company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as management has disclosed the performance goals and standards the Board has adopted under these plans. The proposal also provides an exception for incentive stock options, if the Company has recorded the expense of such options in its financial statements.

We think it is reasonable to require the Company to fully disclose to shareholders both the costs and terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

If shareholders believe that paying compensation beyond IRS deductibility limits is necessary to attract talented executives, they will approve the compensation plans. If not, executives should not accept compensation packages that exceed what shareholders are willing to support.

We urge shareholders to vote FOR this proposal.

Merrill Lynch

John R. de Cámara
Vice President
Senior Financial Consultant

Sherry D. Zopp
Registered Client Associate

Private Client Group

8075 Leesburg Pike, Ste 600
Vienna, VA 22182
703-734-6061 Office
800-445-3127 Toll Free
703-734-8189 Fax

November 24, 2003

Utility Workers Union of America
General Fund
815 16th St NW
Washington, DC 20006-4101

Re: Account 795-04D27

Dear Mr. Ruffner,

Our records indicate that the account referenced above currently holds 100 shares of Dominion Res Inc. These shares were purchased on or before January 1, 1980.

Please advise if you require further information regarding the holdings in this account

Best regards,

Sherry D. Zopp

Sherry D. Zopp
Registered Client Associate

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

RECEIVED
2003 DEC 12 PM 5:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 11, 2003

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Shareholder Proposal Submitted by
Utility Workers Union of America General Fund to Dominion Resources, Inc.

Ladies and Gentlemen:

We are counsel to Dominion Resources, Inc., a Virginia corporation ("Dominion"). Dominion has received from the Utility Workers Union of America General Fund a shareholder proposal (the "Proposal") for inclusion in Dominion's proxy materials for its 2004 Annual Meeting of Shareholders. We have reviewed the Proposal, the letter dated December 11, 2003 from Sharon L. Burr, Senior Counsel of Dominion, to your Office (the "Letter"), Dominion's Articles of Incorporation and Bylaws and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

We believe that the statements contained in the Letter, to the extent they purport to describe the laws of the Commonwealth of Virginia, are fair statements of Virginia law. While we cannot predict with certainty the outcome of any litigation concerning the application of the Virginia Stock Corporation Act to Dominion, we believe that a Virginia court, if properly presented with the issues concerning Virginia law that are discussed in the Letter, would reach the same conclusions contained in the Letter.

This opinion is rendered solely to the addressees hereof pursuant to Section 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934, as amended. This opinion may not be relied upon for any other purpose, or by any other person, without our prior written consent.

If you have any questions concerning this matter, please contact Jane Whitt Sellers, Esq. at (336) 524-8424.

Very truly yours,

McGuireWoods LLP

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

RECEIVED
2003 DEC 17 PM 3:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 16, 2003

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Dominion Resources, Inc., Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America General Fund in response to the request by Dominion Resources for a no-action letter in the above matter. The Company's objections have no merit and should be rejected.

Rule 14a-8(i)(1) – the proposal is proper under Virginia law, which clearly authorizes shareholders to amend the bylaws

Dominion's primary objection to the proposal – that it is an improper subject for shareholder action under state law – is clearly erroneous, not only under Virginia law, but indeed under the Company's bylaws.

The Virginia Stock Corporation Act plainly provides that "a corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws also may be amended or repealed by its board of directors." Indeed, the statute provides that "the shareholders in adopting or amending particular bylaws [may] provide expressly that the board of directors may not amend or repeal that bylaw." Va. Code Ann. § 13.1-714.

Similarly, Article XXVIII of the Company's bylaws provides:

> "Both the Board of Directors and the Shareholders shall have the power to alter, amend or repeal the Bylaws of the Corporation or to adopt new Bylaws, but Bylaws enacted by the Shareholders, if expressly so provided, may not be altered, amended or repealed by the Directors."

Mark.Brooks@isdn.net

Thus, it cannot be doubted that shareholders have primacy over the directors concerning the content of the bylaws. Under Virginia law, moreover, the corporate bylaws "may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation." Va. Code Ann. § 13.1-624.

Both the courts and the SEC staff have recognized this to be the case. See, *e.g.*, International Brotherhood of Teamsters General Fund v. Fleming Companies, Inc., 975 P.2d 907 (Okla. 1999) (applying Oklahoma's corporations law, substantially identical to the Virginia statute, to hold that shareholders clearly have the authority to amend the bylaws).

The staff, moreover, has squarely rejected the position advanced by Dominion in this case. See, *e.g.*, Southwest Gas Corp. (available March 19, 2002).[1]

Neither Dominion nor the opinion letter it has submitted from McGuireWoods bother to mention these provisions of Virginia law or the Company's bylaws. Instead, Dominion relies on an unsupported proposition that the board of directors "generally" has the exclusive authority to manage the business of the company. Whatever else might be said about this general proposition, it cannot alter the clear statutory right of shareholders to amend the bylaws.

Indeed, Dominion's position would completely eliminate shareholders' rights under both the statute and the Company's own bylaws. According to the Company, because § 13.1-673 generally provides that the "the business and affairs of the corporation [shall be] managed under the direction of its board of directors," the directors therefore have some exclusive authority to manage the corporation that cannot be limited by bylaws adopted by the shareholders.

If this were the case, however, the shareholders could adopt no bylaws, even though the statute and Dominion's bylaws unambiguously grant them this authority. Under the statute, moreover, shareholders may incorporate into the bylaws "*any provision* for managing the business and regulating the affairs of the corporation," limited only by the law and the articles. Va. Code Ann. § 13.1-624 (emphasis supplied).

The meaning of the statute could not be clearer: directors generally have the authority to manage the corporation's business and affairs, subject however to the power of the shareholders to adopt or amend the bylaws. Since the shareholder proposal constitutes a valid bylaws amendment, it may not be omitted under Rule 14a-8(i)(1).[2]

---

[1] The only staff opinion cited by Dominion to support its position, American Electric Power Co. (available Jan. 16, 2002), did not involve a bylaws amendment and therefore is clearly inapplicable.

[2] In its letter, Dominion suggests that the Proponent was somehow obligated to accept the Company's invitation to "recast" the proposed bylaws amendment as a mere precatory recommendation. We declined this invitation because it was based on an incorrect interpretation of Virginia law. The practice, of course, is for staff to permit an opportunity for a proponent to recast a mandatory proposal as a recommendation, but only after first concluding that the company's position has merit. See, *e.g.*, American Electric Power Co. (available Jan. 16, 2002).

<u>Rule 14a-8(i)(6) – there is no lack of authority for Dominion to implement the proposal</u>

There is no basis for the Company's position that the New York Stock Exchange listing requirements remove authority from Dominion to implement the proposal.[3] In particular, nothing in the bylaws amendment would prevent the Company's independent directors from exercising their authority "to determine and approve the CEO's compensation level."

As in the case of any other subject, of course, the directors must comply with the bylaws. Under our proposal, the Compensation Committee could easily comply, either by establishing compensation levels within the limits established by the bylaws or – if directors deem higher amounts to be desirable – by seeking shareholder approval.

The NYSE listing requirements cited by Dominion are clearly designed to provide that decisions by directors in establishing executive compensation should be *independent of undue interference by management.* It would be ironic indeed if reforms intended by the Exchange to protect shareholders were interpreted to violate the shareholders' right under state law to amend the bylaws.

In any event, as Dominion correctly observes, the proposal clearly provides that it "shall be applied so as not to cause violation of any contract in effect on the date of adoption of this resolution." Even if the NYSE listing standards could reasonably be interpreted to preclude shareholders from regulating executive compensation practices under the bylaws, the proposal by its terms would not apply to any existing contract Dominion may have with the Exchange.

Thus, the proposal would apply to future contracts only. Remarkably, Dominion asserts that "where the contractual obligations completely eviscerate the substance of the bylaw," the former must prevail.

With all due respect, we believe Dominion has this precisely backwards: in a hypothetical conflict between the corporate bylaws and management's future contractual aspirations, it is the bylaws that prevail.

<u>Rule 14a-8(i)(3) – the proposal is not misleading</u>

Dominion's claim that the proposal is misleading is based not on any relevant facts that have been omitted, but rather on the Company's mischaracterizations of the effect of the proposal.

Contrary to Dominion's assertions, compliance with the bylaw would be straightforward: the Board could simply establish executive compensation levels within the limits established by

---

[3] The staff has rejected 14a-8(i)(6) as a basis for omission of a shareholder proposal substantially identical to the present proposal. Mony Group, Inc. (available Feb. 18, 2003.)

the bylaw and IRS deductibility limits, or else it could seek annual approval from shareholders to pay higher amounts. Dominion's speculations about the month-to-month compensation levels of its executives and the timing of its annual meetings are therefore clearly misplaced.

Dominion variously claims that the proposal would be "difficult" to administer, "burdensome," and "costly." The Company bases these assertions not on any material "fact" that has been omitted, but rather on a strained interpretation of the proposal itself.

Although these arguments might be proper subjects for management to include in a statement of opposition in the proxy statement, they clearly provide no basis to prevent shareholders from voting on the proposal altogether. We believe that, like managers, shareholders are capable of reading the proposal and determining its relative merits for themselves.

Conclusion

For these reasons, we urge the staff to reject Dominion's request for a no-action letter. Please let me know if you require additional information concerning our position in this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc: Sharon L. Burr, Senior Counsel, Dominion Resources, Inc.
Patricia A. Wilkerson, Vice President and Corporate Secretary
Donald E. Wightman, President, Utility Workers Union of America

James F. Stutts
Vice President and General Counsel

Dominion Resources, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2117, Fax: 804-819-2233
Email: James_Stutts@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Dominion

January 2, 2004

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dominion Resources, Inc.

Ladies and Gentleman:

On behalf of Dominion Resources, Inc. ("Dominion"), I write to respond to the letter to your office dated December 16, 2003 from the Utility Workers Union of American General Fund ("Utility Workers"). Dominion reiterates that the proposal submitted by the Utility Workers is improper under Virginia law and that the SEC should reject the arguments set forth in the December 16 letter. An opinion from McGuireWoods LLP in support of the analysis of Virginia law discussed below is enclosed.

Discussion

The Utility Workers attempt to refashion the issue to be whether shareholders have the authority to amend the bylaws of a Virginia corporation and Dominion's bylaws in particular. This is not the issue. The question is whether Virginia law or Dominion's Articles of Incorporation grant shareholders the authority to manage the business and affairs of the corporation. Neither Virginia law nor Dominion's Articles permit shareholders to exercise this power.

As the Utility Workers note, the shareholders may amend the Company's bylaws. Va. Code § 13.1-714.3 and Article XXVIII of the Company's bylaws. However, no bylaw provision can be "inconsistent with the law or the articles of incorporation." Va. Code § 13.1-624. (Dominion's bylaws are consistent with Virginia law and its Articles because they grant the Board authority to exercise all corporate powers in managing the affairs of the Company. Bylaws, Article XX.)

The Utility Workers would have the SEC believe that the language of the statute and Dominion's bylaws, by themselves, answer the question of whether their proposed amendment is a proper subject of a shareholder vote. They conclude that by merely having the authority to amend the bylaws, the shareholders may amend them on any subject. That is clear from their facile argument that the statute and the bylaw grant shareholders "primacy over the directors" concerning the content of the bylaws, irrespective of the subject matter. To the contrary, the statute requires inquiry into whether a bylaw provision is contrary to the Articles or Virginia law. As discussed below, that inquiry leads to the unassailable conclusion that the proposed amendment is inconsistent with both Virginia law and the Company's Articles.

Virginia law could not be clearer about the role of a corporation's board of directors. Section 13.1-673(B) of the Virginia Code states:

> All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in [a voting] agreement authorized under § 13.1-671.1.

Having granted the board the corporate power to manage the business and affairs of the corporation, Virginia law then imposes upon each director the obligation to exercise that power "in accordance with his good faith business judgment of the best interests of the corporation." Va. Code § 13.1-690.A.

The statutes are consistent with earlier Virginia case law regarding a board's responsibilities to and its relationship with its shareholders. In an often cited case, the Virginia Supreme Court in 1944 emphasized repeatedly the distinction between a company's board and its shareholders regarding the management of the company's business affairs. *Kaplan v. Block*, 31 S.E. 2d 893 (Va. 1944). The Court endorsed the following synopsis of general corporate law from *American Jurisprudence*:

> The directors are not ordinary agents in the immediate control of the stockholders, but the powers of boards of directors are, in a very important sense, original and undelegated; the stockholders do not confer, nor can they revoke, those powers or create a sterilized board of directors. Rather, the directors hold their office charged with the duty to act for the corporation according to their best judgment, and in so doing they cannot be controlled in the reasonable exercise and performance of such duty. 13 Am.Jur. 907, sec. 947. Id. at 895.

In *Penn v. Pemberton & Penn*, 53 S.E. 2d 823 (Va. 1949), the Virginia Supreme Court reviewed a lower court's decision denying shareholders' request to dissolve a solvent corporation. The shareholders complained, among other things, that the board approved the corporation's payment of salaries to officers who did not deserve them. In rejecting the shareholders' claim, the Supreme Court noted again that "the board of directors, in its discretion, determines whether to declare dividends on the stock, or to apply the earnings and surplus to operating capital, or to some other corporate purpose" *Id* at 828, 829.

Virginia's statutory and case law is in accord with general corporate law regarding the division of rights and responsibilities between the board and the shareholders. *See*, *e.g.*, 18B Am.Jur. 2d Corporations § 1483 (2003) ("The corporate board of directors, exercising their reasonable and good faith business judgment, possess the paramount right to control corporate management"); 18B Am.Jur. 2d Corporations § 1492 (2003) (" [The board has] the discretion, to be exercised in good faith, to control the infinite details of the business, such as, for example, the number of working hours, the conditions under which labor is carried on, and the price for which the product is offered to the public.") Eisenberg, *Contractual Freedom & Corporate Law*,

89 Colum. L. Rev. 1461, 1471 (1989) ("under corporate law the shareholders cannot make ordinary business decisions . . ."); Bainbridge, *The Board of Directors as Nexus of Contracts*, 88 Iowa L. Rev. 1, 9 (2002) ("All state corporate codes provide for a system of nearly absolute delegation of power to the board of directors...This must be so, because shareholders lack both the information and the incentives necessary to make sound decisions on either operational or policy questions."). This author cites approvingly Delaware's Chancellor Allen in *Paramount Communications, Inc. v. Time, Inc.*, 1989 WL 79880 (1989), aff'd 571 A.2d 1140 (Del. 1990) as follows:

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm . . . . That many, presumably most, shareholders would prefer the board to do otherwise than it has done does not . . . afford a basis to interfere with the effectuation of the board's business judgment.

In examining any bylaw provision, the ultimate question is whether the subject matter encroaches upon the powers which the law has granted to, and imposed upon, the board of directors. Does the Utility Workers' proposed amendment regarding executive compensation fall within the province of ordinary business decisions which the Board must make in fulfilling its obligation to manage the business and affairs of the Company? Clearly it does.

One of the fundamental functions reserved to the Board of Directors is the hiring and retention of the best officer corps possible. This is central to managing the business affairs of the corporation. And setting compensation is critical to attracting and retaining competent officers. Courts have recognized this self-evident proposition. For example, in *Cohen v. Ayers*, 596 F.2d 733 (7th Cir. 1979), a shareholder challenged a corporation's board actions with respect to employee stock options. The Court rejected the claim, as had the trial court, and opined that "The question of the adequacy of consideration [for the options] is committed to the sound business judgment of the corporation's directors." *Id.* At 739.

To counter the argument the Utility Workers rely in part on the Staff response to the no action letter request in *Southwest Gas Corporation.* Apart from significant differences in the nature of the California statute that was at issue, the proposed bylaw in that matter related to the adoption of a shareholder rights plan. The proponent noted that "the shareholder rights plan has no effect on the business and affairs of the corporation itself but only on the ownership of shares of stock of the corporation ...." See February 1, 2002 letter to SEC from Richard G. McCracken, counsel for the proponent. Here, the Utility Workers cannot and do not make the argument that executive compensation does not fall within the scope of the management of the business and affairs of the corporation which has been entrusted to the sound business judgement of the Company's board. The Utility Workers also argue incorrectly that *International Brotherhood of Teamsters General Fund* v. *Fleming Companies, Inc.*, 975 P.2d 907 (Okla. 1999) supports their proposal. Once again, the Court in *International Brotherhood* was addressing a shareholder rights plan.

Article V of Dominion's Articles of Incorporation puts the corporation's business and affairs in the hands of the Board of Directors. Paragraph One of Article V of the Articles of Incorporation states:

> The business and affairs of the Corporation shall be managed by or under the direction of a board of directors consisting of not less than ten nor more than seventeen Directors, the exact number of Directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the Directors then in office or at least two-thirds of the shares entitled to vote at a meeting of Stockholders.

Article V is simply a corporate codification of Va. Code § 13.1-673.B. Any amendment to the Company's bylaws which is inconsistent with the Articles would be impermissible under Va. Code § 13.1-624. As detailed above, the Utility Workers' proposed amendment is in direct contravention of the Articles as well as Virginia law. In sum, the proposed amendment is invalid unless it is concluded that the decision to hire and compensate corporate officers falls outside the scope of managing the business and affairs of the Company. That supposition is incorrect, and it has not been put forward by the Utility Workers for obvious reasons.

We note that the Utility Workers' letter also speaks to the other grounds for exclusion discussed in our letter of December 11, 2003. We disagree and reiterate our views as stated in our December 11 letter. For these reasons, we hereby repeat our request that the Division of Corporation Finance concur with our view that the Proposal may be omitted from our proxy materials.

Six copies of this letter are enclosed as well as six copies of our opinion of counsel with respect to the state law matters discussed herein. If you have any questions or need additional information, please call me at (804) 819-2171 or our Vice President and Corporate Secretary, Patty Wilkerson, at (804) 819-2120.

Sincerely,

James F. Stutts

cc: Patricia A. Wilkerson, Vice President and Corporate Secretary
Sharon L. Burr, Senior Counsel
Donald E. Wightman, President, Utility Workers Union of America
Mark Brooks, Esq.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

January 2, 2004

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Response Letter from the Utility Workers Union of America General Fund

Ladies and Gentlemen:

We are counsel to Dominion Resources, Inc., a Virginia corporation ("Dominion"). Dominion submitted a letter to your Office on December 11, 2003 requesting a "no-action" letter in connection with a shareholder proposal submitted by the Utility Workers Union of America General Fund (the "Proponent") for inclusion in Dominion's proxy materials for its 2004 Annual Meeting of Shareholders. On December 16, 2003, Dominion received a copy of the letter submitted by the Proponent to your Office in response to Dominion's no-action letter request. We have reviewed the Proponent's response letter, the letter dated January 2, 2004 from James F. Stutts, Vice President and General Counsel of Dominion, to your Office (the "Letter") and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

We believe that the statements contained in the Letter, to the extent they purport to describe the laws of the Commonwealth of Virginia, are fair statements of Virginia law. While we cannot predict with certainty the outcome of any litigation concerning the application of the Virginia Stock Corporation Act to Dominion, we believe that a Virginia court, if properly presented with the issues concerning Virginia law that are discussed in the Letter, would reach the same conclusions contained in the Letter.

This opinion is rendered solely to the addressees hereof. This opinion may not be relied upon for any other purpose, or by any other person, without our prior written consent.

If you have any questions concerning this matter, please contact Jane Whitt Sellers, Esq. at (804) 775-1054.

Very truly yours,

McGuireWoods LLP

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

January 7, 2004

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Dominion Resources, Inc., Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Utility Workers Union of America General Fund in response to the Jan. 2, 2004, letter from Dominion Resources in the above matter.

<u>Dominion fails to establish that the proposal is an improper subject for shareholder action</u>

The central fallacy of Dominion's position is this: from the unremarkable statutory principle that "the business and affairs of the corporation [shall be] managed under the direction of its board of directors," the Company would fashion a sweeping prohibition against shareholders enacting any bylaw that might concern the "business and affairs" of the Company.

This ignores the fact that Virginia law expressly provides that "a corporation's shareholders may amend or repeal the corporation's bylaws," and moreover that the bylaws "may contain any provision for managing the business and regulating the affairs of the corporation" not inconsistent with law or the articles.[1]

Clearly, Dominion's position proves too much: if shareholders were prohibited from enacting bylaws that restrict directors' ability to manage "the business and affairs of the corporation" or to exercise "all corporate powers," then plainly shareholders could enact no bylaws. Indeed, it is difficult to imagine *any* subject for a corporate bylaw that would pass muster under the Company's interpretation of the statute.

The Virginia legislature, however, has made plain that the shareholders' right to amend the bylaws is coextensive with the directors' power to manage the "business and affairs" of the

[1] Va. Code Ann. §§ 13.1-624 & 13.1-714.

Mark.Brooks@isdn.net

corporation. The only way to read § 13.1-673 consistently with §§ 13.1-624 and 13.1-714 is that the board has the authority to manage the corporation, but this authority is subject to the shareholders' right to amend the bylaws.

Other than this general grant of authority for the board to manage the affairs of the corporation, Dominion cites no provision of the articles of incorporation or Virginia law that the proposed bylaws amendment would supposedly violate. None of the authorities cited by the Company, moreover, involved the shareholders' undisputed statutory right to amend the bylaws.[2]

Dominion's position is contrary to the relevant case law and SEC staff opinions

The only case on point, *Int'l Brotherhood of Teamsters General Fund v. Fleming Companies, Inc.,*[3] clearly contradicts Dominion's position. The Company's suggestion that *Fleming* is limited to shareholders' right to enact bylaws dealing with poison pills cannot withstand scrutiny.

The Oklahoma Supreme Court made clear in *Fleming* that the case broadly involved a question of "corporate governance and what degree of control shareholders can exact upon the corporation is which they own stock." While acknowledging that corporate boards certainly have the power to manage the corporation, the court squarely held that corporate owners can exercise their statutory right to "shareholder oversight" by enacting valid bylaws.[4]

Nor is there any logic to Dominion's claim that a shareholder rights plan does not involve an exercise of "corporate power" or management of the "business and affairs" of the corporation. A poison pill is a merely a form of contract designed to discourage unsolicited corporate takeovers. It involves the exercise of corporate power – *i.e.*, the power to enter into contracts – and management of the company's business as much as any other subject Dominion's reasoning would withhold from shareholder-enacted bylaws.

Similarly, Dominion's assertion that the SEC staff response in Southwest Gas Corp. was limited to bylaws amendments concerning poison pills is clearly incorrect. Staff has rejected the exact position advanced by Dominion in this matter in the case of bylaws amendments involving a variety of subjects – including executive compensation. See, *e.g.*, Commonwealth Energy

---

[2] *Penn v. Pemberton & Penn,* 53 S.E.2d 823 (Va. 1949), for example, involved a lawsuit by minority shareholders challenging the board's power to declare dividends or pay executive salaries. The case has nothing to say about shareholders' statutory right to regulate executive compensation by enacting valid bylaws.

[3] 975 P.2d 907, 910-11 (Okla. 1999).

[4] The section of the Oklahoma corporation statute relied upon by Fleming was virtually identical to the Virginia statute cited by Dominion: "The business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided for in this act or in the corporation's certificate of incorporation." Okla. Stat. Ann., tit. 18, § 1027(A).

Corp. (available Nov. 15, 2002) (bylaw proposal regulating executive compensation and director indemnification); Cell Pathways, Inc. (available April 4, 2003) (bylaw proposal requiring shareholder approval of executive stock options); and The Kroger Co. (available April 11, 2003) (bylaw proposal creating a shareholder committee).

Conclusion

In summary, it cannot be said that Dominion has met its burden of proving that state law renders the proposed bylaw amendment an improper subject for shareholder action.[5] The Company's position is contrary to the plain meaning of the statute and the corporate bylaws, and moreover has been rejected by numerous SEC staff opinions. Dominion also fails to cite any Virginia case concerning the scope of shareholders' power to amend the bylaws, or to distinguish the only reported decision that addresses the subject.

By contrast, the Virginia Supreme Court has long recognized that the state statute "insures ultimate corporate control in the shareholders," notwithstanding the broad authority of directors to manage the business. This is true, according to the Court, to the extent that the board's own power to amend bylaws may not be exercised in a way that would defeat other bylaws – "the instrument regulating the intracorporate balance of power" – or that might lead to "usurpation of shareholder control of those matters which may be most vital to their protection."[6]

For these reasons, we urge the staff to decline Dominion's request for a no-action letter in this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc: James F. Stutts, Vice President & General Counsel, Dominion Resources, Inc.
Donald E. Wightman, President, Utility Workers Union of America

[5] Southwest Gas Corp. (available March 19, 2002) (corporation must meet "its burden of establishing that the proposal is an improper subject for shareholder action under applicable state law").

[6] *Scott County Tobacco Warehouses, Inc. v. Harris*, 214 Va. 508, 201 S.E.2d 780 (1974).

HOGAN & HARTSON

L.L.P.

ALAN L. DYE
PARTNER
(202) 637-5737
ALDYE@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

January 20, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal - Dominion Resources, Inc.

Ladies and Gentlemen:

We have been asked by Dominion Resources, Inc., a Virginia corporation ("Dominion"), to review the correspondence relating to a shareholder proposal (the "Proposal") submitted to Dominion on November 25, 2003 by the Utility Workers Union of America General Fund (the "Proponent") and to respond to the Proponent's letter to the Staff dated January 7, 2004. Our response below is based on a review of the Proponent's initial submission to Dominion dated November 25, 2003, Dominion's initial letter to the Staff dated December 11, the Proponent's letter to the Staff dated December 16, Dominion's further correspondence to the Staff dated January 2, and the Proponent's letter to the Staff dated January 7.

Virginia Law

The Proposal seeks to amend Dominion's by-laws to prohibit Dominion from paying compensation in excess of the deductibility limits established by the Internal Revenue Code unless Dominion first obtains the approval of "a majority of the Shareholders within one year preceding the payment of such compensation." Dominion's prior correspondence to the Staff sets forth three bases for excluding the Proposal: Rules 14a-8(i)(1), (3) and (6). The Proponent's January 7 letter addresses only Rule 14a-8(i)(1), which permits exclusion of a proposal that is not a proper subject for shareholder action under applicable state law.

As Dominion explained in its letter of January 2, Section13.1-673(B) of the Virginia Code confers upon the board of directors of a Virginia corporation the exclusive authority to manage the business and affairs of the corporation. Because the determination of executive compensation is a component of the business and affairs of a corporation, and no provision of Virginia law or Dominion's certificate of incorporation authorizes shareholders to override the board's determination of executive compensation, a shareholder proposal that limits the board's authority to determine executive compensation by imposing a shareholder approval requirement is inconsistent with Virginia's corporate code and therefore is not a proper subject for shareholder action under Virginia law.

These conclusions regarding Virginia law are set forth in Dominion's letter of January 2 and are supported by the legal opinion of McGuireWoods LLP, Dominion's Virginia counsel, which accompanied Dominion's letter. The Proponent has not submitted a legal opinion addressing Virginia law or the conclusions set forth in Dominion's letter of January 2. Instead, in its letter of January 7, the Proponent provides the views of a Tennessee-based attorney regarding the scope and application of Virginia law.1/ The Proponent's letter argues that, because Section 13.1-624 of the Virginia Code provides that the shareholders of a Virginia corporation may amend the corporation's bylaws, a shareholder proposal couched as a bylaw amendment is necessarily a proper subject for shareholder action. For the reasons set forth below, we believe that the Proponent misreads the authorities cited in support of this argument, and that the Proposal is excludable under Rule 14a-8(i)(1).

The Proposal Is Inconsistent with Virginia Law

Dominion's letter of January 2 and the accompanying legal opinion of McGuireWoods make clear that the bylaw amendment proposed by the Proponent is inconsistent with Section13.1-673(B) of the Virginia Code, which confers upon the board of directors the authority to manage the business and affairs of the corporation, including executive compensation. Although Virginia law does authorize the shareholders to propose and adopt amendments to the corporation's bylaws, that authority is limited by Section 13.1-714 of the Virginia Code, which prohibits inclusion in the bylaws of any provision that is inconsistent with law. Because the bylaw amendment proposed by the Proponent is inconsistent with Section 13.1-673(B)'s allocation of management responsibility to the board of

---

1/ Dominion has supported its position with a legal opinion of Virginia counsel of national reputation. The Proponent has provided the views of a Tennessee-licensed attorney, which are not supported by any demonstrated expertise on matters of Virginia corporate law. In Staff Legal Bulletin No. 14, the Staff stated that "[i]n determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue."

directors, the Proposal is inconsistent with Virginia law and therefore, we believe, is not a proper subject for shareholder action.

The *Fleming* Case Is Inapposite

The Proponent argues that *International Brotherhood of Teamsters General Fund v. Fleming Companies, Inc.*, 975 P.2d 907 (Okla. 1999), is "on point" and "clearly contradicts Dominion's position." We believe that the Proponent's reliance on *Fleming* is misplaced, for two reasons.

The Oklahoma Statute Interpreted in Fleming *Was Not Similar to the Virginia Statute Relied on by Dominion*

Fleming involved the question whether Oklahoma law allowed shareholders of an Oklahoma corporation to initiate and adopt a bylaw amendment prohibiting the board of directors from adopting a "shareholder rights plan" without shareholder approval. The proponent in that case argued that a shareholder proposal cast as a bylaw amendment was a proper subject for shareholder action because Section 1013 of the Oklahoma corporate code provided that shareholders may amend the corporation's bylaws, so long as the amendment is not inconsistent with law or the corporation's certificate of incorporation. The registrant did not counter that the proposal was inconsistent with a statute conferring management authority on boards of directors, but instead argued that the proposal was inconsistent with Section 1038 of the Oklahoma corporate code, which provided that every "corporation" has the right to issue options (which underlie a shareholder rights plan). The Oklahoma Supreme Court held that Section 1038's reference to the power of a "corporation" to issue options did not confer exclusive authority on the board of directors, but was intended to confer authority over options on shareholders as well. The court reasoned that, if the state legislature had intended to restrict the authority to issue options to the board of directors, the legislature would have used the term "board of directors" in Section 1038 instead of the broader term "corporation."

The Proponent states (in footnote 4 of its January 2 letter) that "[t]he section of the Oklahoma corporation statute relied upon by Fleming was virtually identical to the Virginia statute cited by Dominion." In fact, however, the Virginia statute cited by Dominion, Va. Code § 13.1-673(B), expressly provides that the business and affairs of the corporation are to be managed under the direction of "the board of directors." Unlike the Oklahoma statute relied on by the court in *Fleming*, therefore, the Virginia statute unambiguously confers authority on the board of directors, not on "the corporation." Accordingly, *Fleming* does not support the Proponent's position, and in fact suggests that the Proposal is excludable under Rule 14a-8(i)(1).

Shareholder Rights Plans Are Not Similar to Executive Compensation

Shareholder rights plans have a controversial history, and the authority of boards to adopt them was initially unclear. As the court noted in *Fleming*, many states have enacted statutes expressly permitting boards to adopt shareholder rights plans, and Oklahoma's failure to adopt such a statute was a factor in the court's conclusion that the board of directors did not have exclusive authority to adopt a shareholder rights plan. The authority of boards of directors to establish executive compensation, in contrast, has never been in doubt. To the contrary, the listing standards recently adopted by the New York Stock Exchange and Nasdaq make clear that the board of directors, and specifically the compensation committee, is responsible for determining executive compensation. The policy concerns that contributed to the court's holding in *Fleming*, therefore, do not apply to executive compensation.

Even with respect to shareholder rights plans, the *Fleming* case does not necessarily dictate the result in other states. In *Quickturn Design Systems, Inc. v. Mentor Graphics Corp.*, 721 A.2d 1281 (Del.Sup.Ct. 1998), the Delaware Supreme Court held that a defensive measure barring a newly elected board from redeeming the company's shareholder rights plan was inconsistent with Section 141(a) of the Delaware General Corporation Law (which, like Section 13.1-673(B) of the Virginia Code, vests the board of directors with the authority to manage the corporation). In finding that "dead-hand" provisions are invalid under Section 141(a), the court noted that "[o]ne of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation." 721 A.2d at 1291. This statement suggests that any mandatory bylaw amendment that prevents a board of directors from fulfilling its fiduciary duty to manage the business and affairs of the corporation is not a proper subject for shareholder action, at least under Delaware law. See Richards & Stearn, *Shareholder By-laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Under Delaware Law*, 54 Bus. Law. 607 (1999); Hamermesh, *The Shareholder Rights By-Law: Doubts from Delaware*, Corp. Gov. Advisor (Jan./Feb. 1997).

Prior Staff Positions Support Exclusion of the Proposal

Historically, the Staff has taken the position that a shareholder-proposed bylaw amendment that would restrict the board's ability to determine executive compensation is excludable under Rule 14a-8(i)(1). See *PacificCorp, Inc.* (February 24, 1994). Even when not proposed as a bylaw amendment, a proposal seeking to mandate (rather than recommend) limitations on the board's authority to determine executive compensation has been deemed excludable under Rule 14a-8(i)(1). See *Union Pacific Corporation* (January 25, 1999); *Kroger Co.* (April 21, 2000).

Despite these Staff positions, the Proponent states that "the Staff has rejected the exact position advanced by Dominion in this matter in the case of bylaws amendments involving a variety of subjects – including executive compensation." The Proponent then cites four no-action letters that, in our view, do not support the Proponent's position.

The shareholder proposal in *Kroger Co.* (April 11, 2003) involved a bylaw amendment that would have required the board of directors to appoint an advisory committee of shareholders if the board failed to implement a Rule 14a-8 proposal that had received a majority vote of shareholders. The proposed bylaw would merely have required the board to consult with an advisory committee, and did not seek to limit the board's unfettered authority to act as it considered appropriate and in accordance with its fiduciary duty.

The bylaw amendment proposed in *Southwest Gas Corporation* (March 19, 2002) did not involve executive compensation, but would have prohibited the board of directors from adopting a shareholder rights plan without shareholder approval. For the reasons discussed above, proposals relating to shareholder rights plans are substantively different from proposals relating to executive compensation.

The bylaw amendment proposed in *Cell Pathways, Inc.* (April 4, 2003) would have required shareholder approval of option grants to, and option repricings involving, named executive officers. The registrant sought to exclude the proposal under Rules 14a-8(i)(2) and (6), but not Rule 14a-8(i)(1). Accordingly, the Staff did not address the excludability of the proposal under Rule 14a-8(i)(1).

Finally, *Commonwealth Energy Corporation* (Nov. 15, 2002) involved multiple proposals, only one of which related to executive compensation. The executive compensation proposal would have required that executive bonuses be based on performance criteria and that every $1 contributed to the bonus pool for managers be matched with a contribution of at least $10 for dividends. The Staff permitted the registrant to exclude the proposal under Rule 14a-8(i)(13), as relating to dividends, and did not address Rule 14a-8(i)(1). Another proposal involved a bylaw amendment relating to the compensation and indemnification of *non-employee directors*, not executive compensation, and the Staff declined to permit exclusion of the proposal under Rule 14a-8(i)(1). The California statute at issue was one that related to the authority of directors to set their own compensation, and was not a provision, like Section 13.1-673(B) of the Virginia Code, that granted general management authority to the board of directors. Accordingly, *Commonwealth Energy* has little relevance to the excludability of the Proposal.

Conclusion

Based on the foregoing analysis, we believe that the Proposal may be omitted from Dominion's proxy materials in reliance on Rule 14a-8(i)(1).

As required by Rule 14a-8(j)(2), we are enclosing six copies of this letter. In accordance with Rule 14a-8(j)(1), a copy of this letter is being sent simultaneously to the Proponent.

If you should have any questions regarding the matters set forth in this letter, please contact me at (202) 637-5737 or Tom Morey at (202) 637-6868.

Sincerely,

Alan L. Dye

Enclosures

ccs: James F. Stutts
Patricia A. Wilkerson
Dominion Resources, Inc.

Mark Brooks

Donald E. Wightman, President, Utility Workers Union of America

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources
Incoming letter dated December 11, 2003

The proposal would amend the bylaws to provide that no officer of the corporation receive annual compensation in excess of the limits established by U.S. Internal Revenue Code without shareholder approval.

We are unable to conclude that Dominion Resources has met its burden of establishing that Dominion Resources may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Dominion Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Dominion Resources may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dominion Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dominion Resources may exclude the entire proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Dominion Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor